December 17, 2018

Henry Ji
President and Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

       Re: Sorrento Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2018
           File No. 333-228770

Dear Dr. Ji:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Jeff Hartlin